Exhibit 99.1

Constellium Reports Third Quarter 2021 Results

Paris, October 27, 2021 – Constellium SE (NYSE: CSTM) today reported results for the third quarter ended September 30, 2021.

Third quarter 2021 highlights:

•	Shipments of 395 thousand metric tons, up 12% compared to Q3 2020

•	Revenue of €1.6 billion, up 35% compared to Q3 2020

•	Net income of €99 million compared to a net income of €20 million in Q3 2020

•	Adjusted EBITDA of €143 million, up 14% compared to Q3 2020

•	Cash from Operations of €91 million and Free Cash Flow of €40 million

•	Investigating an increase in total planned European recycling center capacity to ~130kt

•	Redeeming $200 million of 5.875% Senior Notes due 2026 in November

Nine months ended September 30, 2021 highlights:

•	Shipments of 1.2 million metric tons, up 12% compared to YTD 2020

•	Revenue of €4.4 billion, up 22% compared to YTD 2020

•	Net income of €255 million compared to a net loss of €43 million in YTD 2020

•	Adjusted EBITDA of €434 million, up 23% compared to YTD 2020

•	Cash from Operations of €239 million and Free Cash Flow of €121 million

•	Net debt / LTM Adjusted EBITDA of 3.6x at September 30, 2021

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered solid results in the third quarter. Demand remained strong across our packaging and industrial end markets, while automotive demand continued to be hindered by the semiconductor shortage and aerospace demand remained subdued as expected. P&ARP matched the record Adjusted EBITDA of the second quarter supported by strong operational performance. A&T benefited from robust TID shipments and continued to demonstrate good cost control. AS&I also performed well with strong Industry shipments and solid cost control, which mitigated much of the weakness in automotive demand. Importantly, we continued to generate Free Cash Flow and further reduced our leverage in the third quarter.”

“I want to commend the entire Constellium team for maintaining its focus especially in the face of continuing supply chain challenges and increasing inflationary pressures. This focus on execution leaves us well positioned to deliver long-term Adjusted EBITDA growth and meet our balance sheet leverage target. I remain confident in our trajectory and the substantial shareholder value creation opportunity in front of us,” Mr. Germain continued.

Mr. Germain concluded, “We expect recent demand trends in our markets to continue through the remainder of 2021. Based on our current outlook, we now expect Adjusted EBITDA of €550 million to €560 million and Free Cash Flow in excess of €125 million in 2021.”

•	Group Summary

	Q3 2021	Q3 2020	Var.	YTD 2021	YTD 2020	Var.
Shipments (k metric tons)	395	354	12%	1,186	1,057	12%
Revenue (€ millions)	1,587	1,172	35%	4,446	3,640	22%
Net income / (loss) (€ millions)	99	20	n.m.	255	(43)	n.m.
Adjusted EBITDA (€ millions)	143	126	14%	434	354	23%
Adjusted EBITDA per metric ton (€)	362	355	2%	366	335	9%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the third quarter of 2021, shipments of 395 thousand metric tons increased 12% compared to the third quarter of 2020 due to higher shipments in each of our segments. Revenue of €1.6 billion increased 35% compared to the third quarter of the prior year primarily due to higher metal prices and higher shipments, partially offset by weaker mix. Net income of €99 million increased €79 million compared to net income of €20 million in the third quarter of 2020. Adjusted EBITDA of €143 million increased 14% compared to the third quarter of last year due to stronger results in our Aerospace & Transportation and Packaging & Automotive Rolled Product segments.

For the first nine months of 2021, shipments of 1.2 million metric tons increased 12% compared to the first nine months of 2020 on higher shipments in each of our segments. Revenue of €4.4 billion increased 22% compared to the first nine months of 2020 primarily due to higher metal prices and higher shipments, partially offset by weaker mix. Net income of €255 million compares to a net loss of €43 million in the first nine months of 2020. Adjusted EBITDA of €434 million increased 23% compared to the first nine months of 2020 on stronger results in our Packaging & Automotive Rolled Products and Automotive Structures & Industry segments, partially offset by weaker results in our Aerospace & Transportation segment.

•	Results by Segment

•	Packaging & Automotive Rolled Products (P&ARP)

	Q3 2021	Q3 2020	Var.	YTD 2021	YTD 2020	Var.
Shipments (k metric tons)	281	258	9%	832	748	11%
Revenue (€ millions)	988	672	47%	2,661	1,989	34%
Adjusted EBITDA (€ millions)	94	85	10%	256	209	22%
Adjusted EBITDA per metric ton (€)	335	332	1%	308	280	10%

For the third quarter of 2021, Adjusted EBITDA increased 10% compared to the third quarter of 2020 primarily due to higher shipments and favorable metal costs, partially offset by unfavorable mix. Shipments of 281 thousand metric tons increased 9% compared to the third quarter of last year on higher shipments of packaging and specialty rolled products. Revenue of €988 million increased 47% compared to the third quarter of 2020 primarily due to higher metal prices and higher shipments.

For the first nine months of 2021, Adjusted EBITDA of €256 million increased 22% compared to the first nine months of 2020 primarily due to higher shipments, solid cost control, and favorable metal costs, partially offset by unfavorable foreign exchange translation. Shipments of 832 thousand metric tons increased 11% compared to the first nine months of 2020 on higher shipments of packaging, automotive, and specialty rolled products. Revenue of €2.7 billion increased 34% compared to the first nine months of 2020 primarily due to higher metal prices and higher shipments.

•	Aerospace & Transportation (A&T)

	Q3 2021	Q3 2020	Var.	YTD 2021	YTD 2020	Var.
Shipments (k metric tons)	52	36	45%	153	140	9%
Revenue (€ millions)	289	202	43%	821	811	1%
Adjusted EBITDA (€ millions)	20	10	91%	81	93	(14)%
Adjusted EBITDA per metric ton (€)	362	275	32%	525	666	(21)%

For the third quarter of 2021, Adjusted EBITDA increased 91% compared to the third quarter of 2020 primarily due to higher shipments on strong TID demand and solid cost control, partially offset by weaker mix from lower aerospace shipments. Shipments of 52 thousand metric tons increased 45% compared to the third quarter of 2020 as higher transportation, industry and defense rolled product shipments more than offset lower aerospace rolled product shipments. Revenue of €289 million increased 43% compared to the third quarter of 2020 on higher shipments and higher metal prices, partially offset by weaker mix.

For the first nine months of 2021, Adjusted EBITDA of €81 million decreased 14% compared to the first nine months of 2020 primarily due to weaker mix from lower aerospace shipments, partially offset by strong cost control and higher transportation, industry, and defense shipments. Shipments of 153 thousand metric tons increased 9% compared to the first nine months of 2020 as higher shipments of transportation, industry, and defense rolled products more than offset lower shipments of aerospace rolled products. Revenue of €821 million increased 1% compared to the first nine months of 2020 primarily due to higher metal prices and higher shipments, partially offset by weaker mix.

•	Automotive Structures & Industry (AS&I)

	Q3 2021	Q3 2020	Var.	YTD 2021	YTD 2020	Var.
Shipments (k metric tons)	62	60	4%	201	169	19%
Revenue (€ millions)	326	304	7%	1,021	868	18%
Adjusted EBITDA (€ millions)	32	33	(0)%	111	66	69%
Adjusted EBITDA per metric ton (€)	528	551	(4)%	553	389	42%

For the third quarter of 2021, Adjusted EBITDA decreased by €1 million compared to the third quarter of 2020 primarily due to higher shipments and solid cost control, partially offset by weaker mix. Shipments of 62 thousand metric tons increased 4% compared to the third quarter of 2020 on higher shipments of other extruded products, partially offset by lower shipments of automotive extruded products. Revenue of €326 million increased 7% compared to the third quarter of 2020 primarily due to higher metal prices, partially offset by weaker mix.

For the first nine months of 2021, Adjusted EBITDA of €111 million increased 69% compared to the first nine months of 2020 primarily due to higher shipments, improved price and mix, and solid cost control. Shipments of 201 thousand metric tons increased 19% compared to the first nine months of 2020 on higher shipments of automotive and other extruded products. Revenue of €1.0 billion increased 18% compared to the first nine months of 2020 primarily due to higher shipments and higher metal prices, partially offset by weaker price and mix.

•	Net Income

For the third quarter of 2021, net income of €99 million compares to a net income of €20 million in the third quarter of the prior year. The change in net income is primarily related to higher gross profit and a favorable change in gains and losses on derivatives related to our metal hedging positions, partially offset by a change in income tax expense.

For the first nine months of 2021, net income of €255 million compares to a net loss of €43 million in the first nine months of the prior year. The change in net income is primarily related to higher gross profit and a favorable change in gains and losses on derivatives related to our metal hedging positions, partially offset by a change in income tax expense.

•	Cash Flow

Free Cash Flow was €121 million in the first nine months of 2021 compared to €129 million in the first nine months of the prior year. The change was primarily due to an unfavorable change in working capital, partially offset by stronger Adjusted EBITDA and lower interest paid.

Cash flows from operating activities were €239 million for the first nine months of 2021 compared to cash flows from operating activities of €263 million in the first nine months of the prior year. Constellium decreased derecognized factored receivables by €30 million for the first nine months of 2021 compared to a decrease of €76 million in the first nine months of the prior year.

Cash flows used in investing activities were €118 million for the first nine months of 2021 compared to cash flows used in investing activities of €133 million in the first nine months of the prior year.

Cash flows used in financing activities were €241 million for the first nine months of 2021 compared to cash flows from financing activities of €122 million in the first nine months of the prior year. In the first nine months of 2021, Constellium issued $500 million of 3.75% Sustainability-Linked Senior Notes due 2029 and €300 million of 3.125% Sustainability-Linked Senior Notes due 2029 and used the proceeds and cash on the balance sheet to redeem the $650 million of 6.625% Senior Notes due 2025 and the $400 million of 5.75% Senior Notes due 2024. In the first nine months of 2020, Constellium raised $325 million of 5.625% Senior Notes due 2028 and used a portion of the proceeds to redeem the remaining balance of the 4.625% Senior Notes due 2021. In the same period, Constellium entered into a €180 million loan partially guaranteed by the French State and a CHF 20 million facility partially guaranteed by the Swiss Government.

•	Liquidity and Net Debt

Liquidity at September 30, 2021 was €900 million, comprised of €323 million of cash and cash equivalents and €577 million available under our committed lending facilities and factoring arrangements.

Net debt was €1,964 million at September 30, 2021 compared to €1,994 million at December 31, 2020.

•	Outlook

Based on our current outlook, we expect Adjusted EBITDA in a range of €550 million to €560 million in 2021.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

•	Recent Developments

On October 26, 2021, Constellium announced the intention to redeem $200 million of the 5.875% Senior Notes due 2026. This transaction is consistent with our targets of reducing gross debt and lowering interest cost.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•	About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including packaging, automotive and aerospace. Constellium generated €4.9 billion of revenue in 2020.

Constellium’s earnings materials for the third quarter ended September 30, 2021, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2021	2020	2021	2020
Revenue	1,587	1,172	4,446	3,640
Cost of sales	(1,419)	(1,043)	(3,937)	(3,284)

Gross profit	168	129	509	356

Selling and administrative expenses	(60)	(55)	(187)	(178)
Research and development expenses	(10)	(9)	(30)	(29)
Other gains and losses - net	55	(1)	142	(80)

Income from operations	153	64	434	69

Finance costs - net	(34)	(37)	(126)	(124)

Income / (loss) before tax	119	27	308	(55)

Income tax (expense) / benefit	(20)	(7)	(53)	12

Net income / (loss)	99	20	255	(43)

Net income attributable to:
Equity holders of Constellium	97	19	250	(45)
Non-controlling interests	2	1	5	2

Net income / (loss)	99	20	255	(43)

Earnings per share attributable to the equity holders of Constellium, (in Euros)
Basic	0.68	0.13	1.77	(0.33)
Diluted	0.65	0.13	1.69	(0.33)
Weighted average number of shares
Basic	141,677	139,209	140,765	139,032
Diluted	147,148	143,002	147,148	139,032

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2021	2020	2021	2020
Net income / (loss)	99	20	255	(43)

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the interim income statement
Remeasurement on post-employment benefit obligations	5	(12)	94	(53)
Income tax on remeasurement on post-employment benefit obligations	(3)	3	(14)	12
Items that may be reclassified subsequently to the interim income statement
Cash flow hedges	(6)	12	(14)	12
Income tax on hedges	1	(4)	3	(4)
Currency translation differences	10	(8)	22	(10)

Other comprehensive income / (loss)	7	(9)	91	(43)

Total comprehensive income / (loss)	106	11	346	(86)

Attributable to:
Equity holders of Constellium	104	10	340	(88)
Non-controlling interests	2	1	6	2

Total comprehensive income / (loss)	106	11	346	(86)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At September 30, 2021	At December 31, 2020
Assets
Current assets
Cash and cash equivalents	323	439
Trade receivables and other	689	406
Inventories	935	582
Other financial assets	88	39

	2,035	1,466

Non-current assets
Property, plant and equipment	1,897	1,906
Goodwill	441	417
Intangible assets	62	61
Deferred tax assets	150	193
Trade receivables and other	71	68
Other financial assets	15	18

	2,636	2,663

Total Assets	4,671	4,129

Liabilities
Current liabilities
Trade payables and other	1,332	905
Borrowings	262	92
Other financial liabilities	27	46
Income tax payable	26	20
Provisions	19	23

	1,666	1,086

Non-current liabilities
Trade payables and other	35	32
Borrowings	2,020	2,299
Other financial liabilities	8	41
Pension and other post-employment benefit obligations	579	664
Provisions	96	98
Deferred tax liabilities	13	10

	2,751	3,144

Total Liabilities	4,417	4,230

Equity
Share capital	3	3
Share premium	420	420
Retained deficit and other reserves	(187)	(538)

Equity attributable to equity holders of Constellium	236	(115)
Non-controlling interests	18	14

Total Equity	254	(101)

Total Equity and Liabilities	4,671	4,129

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non- controlling interests	Total equity
At January 1, 2021	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)
Net income	—	—	—	—	—	—	250	250	5	255
Other comprehensive income / (loss)	—	—	80	(11)	21	—	—	90	1	91

Total comprehensive income / (loss)	—	—	80	(11)	21	—	250	340	6	346

Share-based compensation	—	—	—	—	—	11	—	11	—	11
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At September 30, 2021	3	420	(112)	(2)	8	79	(160)	236	18	254

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non- controlling interests	Total equity
At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)
Net (loss) / income	—	—	—	—	—	—	(45)	(45)	2	(43)
Other comprehensive (loss) / income	—	—	(41)	8	(10)	—	—	(43)	—	(43)

Total comprehensive (loss) / income	—	—	(41)	8	(10)	—	(45)	(88)	2	(86)

Share-based compensation	—	—	—	—	—	11	—	11	—	11
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At September 30, 2020	3	420	(218)	(2)	(6)	64	(434)	(173)	13	(160)

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2021	2020	2021	2020
Net income / (loss)	99	20	255	(43)
Adjustments
Depreciation and amortization	67	64	195	196
Impairment of assets	—	9	—	14
Pension and other post-employment benefits service costs	8	9	25	26
Finance costs - net	34	37	126	124
Income tax expense / (benefit)	20	7	53	(12)
Unrealized gains on derivatives - net and from remeasurement of monetary assets and liabilities - net	(23)	(13)	(68)	(2)
Losses on disposal	1	2	1	2
Other - net	3	3	8	16
Change in working capital
Inventories	(122)	15	(334)	50
Trade receivables	(23)	(19)	(257)	(12)
Trade payables	56	38	356	20
Other	15	8	15	23
Change in provisions	(3)	(2)	(7)	3
Pension and other post-employment benefits paid	(13)	(15)	(34)	(35)
Interest paid	(27)	(45)	(99)	(118)
Income tax (paid) / refunded	(1)	(7)	4	11

Net cash flows from operating activities	91	111	239	263

Purchases of property, plant and equipment	(54)	(38)	(128)	(138)
Property, plant and equipment grants received	3	2	10	4
Proceeds from disposals, net of cash	—	—	—	1

Net cash flows used in investing activities	(51)	(36)	(118)	(133)

Proceeds from issuance of Senior Notes	—	—	712	290
Repayments of Senior Notes	—	—	(863)	(200)
Repayments from U.S. revolving credit facilities	—	—	—	(129)
Proceeds from other borrowings	—	(5)	2	202
Repayments from other borrowings	(1)	(3)	(10)	(7)
Lease repayments	(8)	(8)	(25)	(25)
Payment of financing costs and redemption fees	(2)	—	(28)	(9)
Transactions with non-controlling interests	—	—	(2)	—
Other financing activities	2	(2)	(27)	—

Net cash flows (used in) / from financing activities	(9)	(18)	(241)	122

Net increase / (decrease) in cash and cash equivalent	31	57	(120)	252
Cash and cash equivalents - beginning of year	290	378	439	184
Effect of exchange rate changes on cash and cash equivalents	2	(3)	4	(4)

Cash and cash equivalents - end of period	323	432	323	432

SEGMENT ADJUSTED EBITDA

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2021	2020	2021	2020
P&ARP	94	85	256	209
A&T	20	10	81	93
AS&I	32	33	111	66
Holdings and Corporate	(3)	(2)	(14)	(14)

Total	143	126	434	354

SHIPMENTS AND REVENUE BY PRODUCT LINE

	Three months ended September 30,		Nine months ended September 30,
(in k metric tons)	2021	2020	2021	2020
Packaging rolled products	215	192	622	584
Automotive rolled products	55	60	177	145
Specialty and other thin-rolled products	11	6	33	19
Aerospace rolled products	13	15	39	64
Transportation, industry, defense and other rolled products	39	21	114	76
Automotive extruded products	26	31	89	77
Other extruded products	36	29	112	92

Total shipments	395	354	1,186	1,057

(in millions of Euros)
Packaging rolled products	730	463	1,897	1,443
Automotive rolled products	216	185	637	466
Specialty and other thin-rolled products	42	24	127	80
Aerospace rolled products	92	110	279	475
Transportation, industry, defense and other rolled products	197	92	542	336
Automotive extruded products	167	187	544	482
Other extruded products	159	117	477	386
Other and inter-segment eliminations	(16)	(6)	(57)	(28)

Total revenue	1,587	1,172	4,446	3,640

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2021	2020	2021	2020
Net income / (loss)	99	20	255	(43)
Income tax expense / (benefit)	20	7	53	(12)

Income / (loss) before tax	119	27	308	(55)
Finance costs - net	34	37	126	124

Income from operations	153	64	434	69
Depreciation and amortization	67	64	195	196
Impairment of assets	—	9	—	14
Restructuring costs	—	2	3	13
Unrealized (gains) / losses on derivatives	(23)	(9)	(67)	1
Unrealized exchange gains from the remeasurement of monetary assets and liabilities – net	—	(2)	(1)	(1)
Losses on pension plan amendments	—	—	2	2
Share based compensation costs	4	3	11	11
Metal price lag (A)	(59)	(7)	(144)	33
Start-up and development costs (B)	—	1	—	5
Losses on disposal	1	2	1	2
Other (C)	—	(1)	—	9

Adjusted EBITDA	143	126	434	354

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.

(B)	Start-up and development costs, for the nine months ended September 30, 2020 were related to new projects in our AS&I operating segment.
(C)

Other, for the nine months ended September 30, 2020, included €4 million of procurement penalties and termination fees incurred because of the Group’s inability to fulfill certain commitments due to the COVID-19 pandemic and a €5 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the COVID-19 pandemic effects.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended September 30,		Nine months ended September 30,
(in millions of Euros)	2021	2020	2021	2020
Net cash flows from operating activities	91	111	239	263
Purchases of property, plant and equipment	(54)	(38)	(128)	(138)
Property, plant and equipment grants received	3	2	10	4

Free Cash Flow	40	75	121	129

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At September 30, 2021	At December 31, 2020
Borrowings	2,282	2,391
Fair value of net debt derivatives, net of margin calls	5	42
Cash and cash equivalents	(323)	(439)

Net debt	1,964	1,994

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.